SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2012
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

July 2, 2012
Sony Corporation

SONY COMPUTER ENTERTAINMENT TO ACQUIRE GAIKAI INC.,
A LEADING INTERACTIVE CLOUD GAMING COMPANY
SCE to Build a Cloud Service Bringing Gaikai’s Cloud Based-Streaming Technologies
into Its Network Business

Tokyo, July 2, 2012 -- Sony Computer Entertainment, a subsidiary of Sony Corporation, made the announcement noted above. For further detail, please refer to the attached English press release.

Upon this transaction, Sony Computer Entertainment will acquire 100 percent of the equity interest of Gaikai Inc, and will pay an aggregate cash consideration of approximately 380 million U.S. dollars by the end of August, 2012, subject to receipt of any necessary government approval and customary closing conditions.  No material impact from this acquisition is anticipated on Sony’s consolidated results forecast for the fiscal year ending March 31, 2013 that was announced on May 10, 2012.

FOR IMMEDIATE RELEASE

SONY COMPUTER ENTERTAINMENT TO ACQUIRE GAIKAI INC.,
A LEADING INTERACTIVE CLOUD GAMING COMPANY
SCE to Build a Cloud Service Bringing Gaikai’s Cloud Based-Streaming Technologies
into Its Network Business

Tokyo, July 2, 2012 – Sony Computer Entertainment (SCE) today announced that it entered into a definitive agreement on June 30, 2012 (Japan Time) to acquire Gaikai Inc., the world’s leading interactive cloud-based gaming company, for approximately USD 380 million.  Through the acquisition, SCE will establish a new cloud service, ensuring that it continues to provide users with truly innovative and immersive interactive entertainment experiences.

“By combining Gaikai’s resources including its technological strength and engineering talent with SCE’s extensive game platform knowledge and experience, SCE will provide users with unparalleled cloud entertainment experiences,” said Andrew House, President and Group CEO of Sony Computer Entertainment Inc. “SCE will deliver a world-class cloud-streaming service that allows users to instantly enjoy a broad array of content ranging from immersive core games with rich graphics to casual content anytime, anywhere on a variety of internet-connected devices.”

“SCE has built an incredible brand with PlayStation and has earned the respect of countless millions of gamers worldwide,” said David Perry, CEO of Gaikai Inc., “We’re honored to be able to help SCE rapidly harness the power of the interactive cloud and to continue to grow their ecosystem, to empower developers with new capabilities, to dramatically improve the reach of exciting content and to bring breathtaking new experiences to users worldwide.”

Established in 2008 and headquartered in Aliso Viejo, California, Gaikai has developed the highest quality, fastest interactive cloud-streaming platform in the world that enables the streaming of quality games to a wide variety of devices via the internet.  With this acquisition, SCE will establish a cloud service and expand its network business by taking full advantage of Gaikai's revolutionary technology and infrastructure including data centers servicing dozens of countries and key partners around the world.

The transaction is subject to certain regulatory approvals and customary closing conditions.

SCE will continue to aggressively expand a new world of entertainment through the introduction of innovative technologies and the delivery of amazing experiences.

About Sony Computer Entertainment Inc.
Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufactures, distributes, develop and markets the PlayStation®2 (PS2®) computer entertainment system, the PSP® (PlayStation®Portable) handheld entertainment system, the PlayStation®3 (PS3®) computer entertainment system and the PlayStation®Vita (PS Vita) portable entertainment system.  SCEI has revolutionized home entertainment since they launched PlayStation in 1994. PS2® further enhances the PlayStation legacy as the core of home networked entertainment.  PSP® is a handheld entertainment system that allows users to enjoy 3D games with high-quality full-motion video and high-fidelity stereo audio.  PS3® is an advanced computer system, incorporating the powerful Cell Broadband Engine and RSX processors.  PS Vita is an ultimate portable entertainment system that offers a revolutionary combination of rich gaming and social connectivity within a real world context.  SCEI also delivers the PlayStation® experience to open operating systems through PlayStation®Mobile, a cross device platform.  Headquartered in Tokyo, Japan, SCEI, along with its affiliated companies, Sony Computer Entertainment America LLC., and Sony Computer Entertainment Europe Ltd., and its division companies, Sony Computer Entertainment Japan and Sony Computer Entertainment Asia develops, publishes, markets and distributes hardware and software, and manages the third party licensing programs for these platforms in the respective markets worldwide.

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PlayStation, PS3, PS2 and PSP are registered trademarks or trademarks of Sony Computer Entertainment Inc.
All other trademarks are property of their respective owners.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

 July 2, 2012